UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 15) *

CROSS BORDER RESOURCES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

227443108

(CUSIP Number)

Alan W. Barksdale

2515 McKinney Avenue, Suite 900

Dallas, Texas 75201

214-871-0400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 227443108
1. Names of Reporting Persons Red Mountain Resources, Inc.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) N/A
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 16,830,598
8. Shared Voting Power 0
9. Sole Dispositive Power 16,830,598
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 16,830,598
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 84.8%
14. Type of Reporting Person (See Instructions) CO

CUSIP No. 227443108
1. Names of Reporting Persons Black Rock Capital, Inc.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) N/A
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Arkansas
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,136,164
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,136,164
11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,136,164
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 11.0%
14. Type of Reporting Person (See Instructions) CO

CUSIP No. 227443108
1. Names of Reporting Persons Alan W. Barksdale
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) N/A
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 16,830,598
8. Shared Voting Power 0
9. Sole Dispositive Power 16,830,598
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 16,830,598
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 84.8%
14. Type of Reporting Person (See Instructions) IN

This Amendment No. 15 to Schedule 13D (this “Amendment No. 15”) is filed by and on behalf of each of the Reporting Persons to amend the Schedule 13D related to the common stock, par value $0.001 per share (the “Common Stock”), of Cross Border Resources, Inc., a Nevada corporation (the “Issuer”), previously filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on February 24, 2012, as amended and/or supplemented by Amendment No. 1 to the Schedule 13D filed on March 13, 2012, Amendment No. 2 to the Schedule 13D filed on April 11, 2012, Amendment No. 3 to the Schedule 13D filed on May 29, 2012, Amendment No. 5 to the Schedule 13D filed on May 29, 2012, Amendment No. 6 to the Schedule 13D filed on June 15, 2012, Amendment No. 7 to the Schedule 13D filed on August 15, 2012, Amendment No. 8 to the Schedule 13D filed on August 30, 2012, Amendment No. 9 to the Schedule 13D filed on October 10, 2012, Amendment No. 10 to the Schedule 13D filed on November 13, 2012, Amendment No. 11 to the Schedule 13D filed on December 18, 2012, Amendment No. 12 to the Schedule 13D filed on December 31, 2012, Amendment No. 13 to the Schedule 13D filed on March 13, 2013 and Amendment No. 14 to the Schedule 13D filed on May 6, 2013 (as amended, the “Schedule 13D”). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

The percentage of beneficial ownership calculation reflected in this Schedule 13D is based upon 17,336,226 shares of Common Stock outstanding, based on information known to the Reporting Persons.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“The Reporting Persons are evaluating the possible acquisition of all remaining outstanding shares of Common Stock of the Issuer that are not already owned by the Reporting Persons. The Reporting Persons have not formulated a specific plan or proposal relating to such proposed acquisition, however, the Reporting Persons are evaluating various alternatives, which may include purchases of Common Stock of the Issuer on the open market or in private transactions or the acquisition of Common Stock of the Issuer through a merger, proxy solicitation, exchange offer or otherwise. Ownership of at least 90% of the outstanding Common Stock of the Issuer would allow the Reporting Persons to effect a short-form merger pursuant to the Revised Nevada Statute. To the extent the Reporting Persons acquire additional Common Stock of the Issuer such that their ownership interest in the Issuer exceeds 90%, the Reporting Persons may determine to move forward with such a transaction. However, no final decision in this regard has been made, and there can be no assurances that the Reporting Persons will acquire an ownership interest in the Issuer sufficient to allow them to effect such a transaction or that the Reporting Persons will determine to proceed with such a merger even if permissible. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

Except as set forth above, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons plan to evaluate their investment in the Issuer on a continuing basis, and in connection with such evaluation the Reporting Persons may in the future upon due consideration of all relevant factors formulate other purposes, plans or proposals regarding the Issuer or the Common Stock of the Issuer, or take any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

“On November 12, 2014, the Reporting Persons entered into the Joint Filing Agreement, attached hereto as Exhibit 99.4 and incorporated herein by reference, pursuant to which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the Common Stock of the Issuer.”

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Form of Consent Letter to serve as a nominee and as a director of the Issuer, if elected (incorporated herein by reference to Exhibit 99.2 to the Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Commission on February 24, 2012)
99.2	Press Release, dated April 5, 2012 (incorporated herein by reference to Exhibit 99.3 to Amendment No. 2 the Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Commission on April 11, 2012)
99.3	Agreement between Red Mountain and the Issuer, dated April 23, 2012 (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 24, 2012)
99.4	Joint Filing Agreement, dated November 12, 2014 (filed herewith)”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 2014	RED MOUNTAIN RESOURCES, INC.

	By:	/s/ Alan W. Barksdale
	Name:	Alan W. Barksdale
	Title:	President and Chief Executive Officer

BLACK ROCK CAPITAL, INC.

	By:	/s/ Alan W. Barksdale
	Name:	Alan W. Barksdale
	Title:	President

ALAN W. BARKSDALE

/s/ Alan W. Barksdale

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Form of Consent Letter to serve as a nominee and as a director of the Issuer, if elected (incorporated herein by reference to Exhibit 99.2 to the Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Commission on February 24, 2012)
99.2	Press Release, dated April 5, 2012 (incorporated herein by reference to Exhibit 99.3 to Amendment No. 2 the Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Commission on April 11, 2012)
99.3	Agreement between Red Mountain and the Issuer, dated April 23, 2012 (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 24, 2012)
99.4	Joint Filing Agreement, dated November 12, 2014 (filed herewith)